UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

{X}    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal years ended December 31, 2008 and 2007

OR

{ }    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
             For the transition period   from _________ to  __________.

Commission file number 333-21011

      A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRSTENERGY CORP. SAVINGS PLAN

      B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRSTENERGY CORP.
76 SOUTH MAIN STREET
AKRON, OH  44308

FirstEnergy Corp. Savings Plan
Report on Audits of Financial Statements and
Supplementary Information for the Years Ended December 31, 2008 and 2007

FirstEnergy Corp. Savings Plan
Index of Financial Statements

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits as of
December 31, 2008 and 2007	2

Statements of Changes in Net Assets Available for Benefits
for the Years Ended December 31, 2008 and 2007	3

Notes to Financial Statements	4-12

Supplemental Schedule:
Schedule H, line 4i – Schedule of Assets (Held at End of Year)	13

All other schedules of additional financial information are omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the United States Department of Labor.

Report of Independent Registered Public Accounting Firm

To the Participants and Savings Plan Committee of the
FirstEnergy Corp. Savings Plan
Akron, Ohio

We have audited the accompanying statements of net assets available for benefits of FirstEnergy Corp. Savings Plan as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of FirstEnergy Corp. Savings Plan as of December 31, 2008 and 2007 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at year end) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio

June 24, 2009

FirstEnergy Corp. Savings Plan

Statements of Net Assets Available for Benefits
As of December 31, 2008 and 2007

	December 31,	December 31,
Assets	2008	2007

Investments, at fair value	$1,931,654,151	$2,546,792,468

Receivables:
Accrued interest and dividends	2,191,379	2,074,576
Employer contributions	25,983,672	25,795,031
Due from brokers for securities sold	-	591,753
Total receivables	28,175,051	28,461,360
Total assets	1,959,829,202	2,575,253,828

Liabilities

Administrative expenses payable	295,315	669,173
Due to broker for securities purchased	2,310,266	790,675
ESOP loan payable	-	5,310,675
Total liabilities	2,605,581	6,770,523

Net assets available for benefits, at fair value	1,957,223,621	2,568,483,305

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	8,046,389	12,993,555

Net assets available for benefits	$1,965,270,010	$2,581,476,860

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2008 and 2007

	Year Ended	Year Ended
	December 31, 2008	December 31, 2007

Additions:
Contributions
Employee	$103,080,692	$95,290,401
Employer	52,006,062	46,311,306
Total contributions	155,086,754	141,601,707

Investment income:
Interest and dividends	68,037,475	130,095,336

Total additions	223,124,229	271,697,043

Deductions:
Distributions to Participants	(139,194,952)	(148,272,283)
ESOP interest	(77,241)	(1,450,258)
Fees	(1,742,755)	(2,471,953)
Total deductions	(141,014,948)	(152,194,494)

Net appreciation (depreciation) in fair value of investments	(698,316,131)	118,250,305

Increase (decrease) in net assets available for benefits before
transfers to other plans	(616,206,850)	237,752,854

Transfers to other plans	-	(887,736)

Increase (decrease) in net assets available for benefits	(616,206,850)	236,865,118

Net assets available for benefits, beginning of year	2,581,476,860	2,344,611,742

Net assets available for benefits, end of year	$1,965,270,010	$2,581,476,860

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2008 and 2007

1.	Description of the Plan

The FirstEnergy Corp. Savings Plan (Plan) provides eligible employees (Participants) of FirstEnergy Corp. and its subsidiaries, collectively referred to as the Companies, a mechanism through which they can save and invest part of their income on a tax-deferred basis at regular intervals. Through April 2008, the Companies matched employee contributions primarily with shares of FirstEnergy common stock (see Note 7) held in the Employee Stock Ownership Plan (ESOP) except for most of the former GPU, Inc. union participants that are matched in cash. In May 2008, the Companies began matching employee contributions with shares of FirstEnergy common stock purchased on the market, except for the former GPU, Inc. union participants. The Companies could alternatively make all contributions in cash under the Plan. Employees may invest their contributions in other investment options (Funds) and all contributions made to employees' accounts are fully and immediately vested in the Plan. The purpose of the Plan is to encourage employees to adopt a regular savings program and to provide additional security for retirement. The following is a brief description of the Plan and is provided for general information purposes only. Employees should refer to the Plan documents for more complete information.

The Plan is a qualified profit-sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (Code), and provides for salary reduction contributions under Section 401(k) of the Code. In general, plans established pursuant to Section 401(k) of the Code permit eligible employees to defer current federal and, subject to applicable laws, state and local income taxes on the portion of their current compensation represented by the amount of the salary reduction elected. The amounts, as elected by the employees, are contributed to the Plan by the Companies through payroll deductions.

The Plan is subject to Title I of the Employee Retirement Income Security Act of 1974 (ERISA), but not Title IV as it is an individual account plan. Title I establishes reporting and disclosure requirements, minimum standards for participation, vesting and benefit accrual, prohibitions governing the conduct of fiduciaries and provides that ERISA pre-empts other federal, state and local statutes relating to employee benefits. The protective benefits of Title IV which relate to insuring pension benefits by the Pension Benefit Guaranty Corporation are not applicable to individual account plans.

Every regular FirstEnergy employee is eligible to become a participant in the Plan immediately upon employment.

Employees may participate in one or more of the Funds through deferral of compensation. The choice of investments (except the Companies' matching contributions in the form of FirstEnergy common stock) is the responsibility of the individual employee. Transfers between funds are the responsibility of the employee and may be made on a daily basis subject to Plan provisions and Internal Revenue Service regulations.

Effective May 1, 2007, the Plan was amended to increase contributions under the automatic enrollment of newly-hired, eligible employees of the Companies from 2% to 3% with a graduated increase up to 6% over time when no election out of the automatic enrollment is made by the employee. This amendment did not apply to most of the former GPU union participants whose automatic enrollment remained at 2%. Additionally, effective May 1, 2007, and subsequently included in the Plan restatement executed on September 13, 2007, the Plan was changed to permit non-spousal beneficiaries to rollover their account to another qualified plan without penalty.

Securities in the ESOP Account
The ESOP purchased a total of 10,654,114 shares of Ohio Edison Company (OE) common stock from November 1990 to December 1991 for the purpose of funding the Companies' matching contribution to the Plan. On November 8, 1997, pursuant to the merger of OE and Centerior Energy Corporation (Merger) that created FirstEnergy, shares of OE common stock were converted into shares of FirstEnergy common stock on a one-for-one basis.

The Plan borrowed $200 million (ESOP Loan) at a rate of 10% from OE to fund the purchase of the stock. In October 2005, the ESOP Loan was refinanced at a rate of 4.4%. The Plan recognized and capitalized interest expense of $5,070,830 on the original ESOP loan obligation for the period December 31, 2004 through October 31, 2005. Principal payments of $16,480,208 were due each December 31 through 2008, with interest payable annually. Principal payments could be made sooner if additional shares of FirstEnergy common stock were needed for distributions to Participants. As of December 31, 2007, the ESOP Loan balance was $5,310,675. The ESOP Loan was paid in full on April 30, 2008.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2008 and 2007

On June 20, 2008 the Plan received notification from the United States Department of Labor (DOL) that it had concluded its audit of the Plan for years 2001 through 2004. The DOL concluded that FirstEnergy, in its capacity as the lender, committed a prohibited transaction as part of the 2005 refinancing of the ESOP loan with the borrower, State Street Bank and Trust Company (State Street), acting in its capacity as trustee of the Plan. The DOL noted that this alleged prohibited transaction was corrected by FirstEnergy and State Street with the execution of the Amended and Restated Promissory Note and the Amended and Restated Loan Agreement, and that it would take no action on the matter. Furthermore, FirstEnergy and State Street do not believe a prohibited transaction occurred and will dispute any contention by the Internal Revenue Service (IRS) that they engaged in a prohibited transaction. Therefore, no estimated potential liability has been recorded related to this matter.

The DOL also declared it would not pursue any action against the Plan with regard to its assertion that all the shares released from the ESOP Loan Suspense Account for the Plan were not allocated to participants in accordance with the provisions of the Plan document. The DOL noted that the Plan provided evidence that it was being operated in accordance with the fiduciaries' interpretation of the Plan.

ESOP Allocation
As principal and interest payments were made on the ESOP Loan, shares of FirstEnergy common stock were released from the ESOP Unallocated Fund to the ESOP Allocated Fund where they were made available for contribution to Participants’ accounts. In January 2007, a principal payment of $3,280,208 released 73,403 shares and an interest payment of $2,175,387 released 48,680 shares. In December 2007, a principal payment of $27,649,740 and interest payment of $1,450,258 released 618,736 and 32,453 shares, respectively. On April 30, 2008, the final principal payment of $5,310,675 and interest payment of $77,241 released the remaining 135,067 shares, which were allocated to participants.

The Companies’ matching contribution to each Participant's account is computed each pay period based on the Companies' matching contribution percentages (see Note 7). The number of units of FirstEnergy common stock contributed to each participant is based on the quoted market price at the end of each pay period.

As of December 31, 2007, there were 135,067 shares held in the ESOP Unallocated Fund having a market value of $9,770,747. As of December 31, 2008 and 2007 there were 5,162,700 and 5,053,895 shares, respectively, held in the ESOP Allocated Fund having market values of $250,803,979 and $365,598,744, respectively. The market value of the ESOP common stock is measured by the quoted market price.

All unallocated shares held by the ESOP as of December 31, 2007, were allocated to participant accounts by May 2008. Since then, shares of FirstEnergy common stock are being purchased on the market and contributed to Participants' accounts as described above. The contribution receivable in 2008 included in the Statement of Net Assets Available for Benefits represents funds provided by FirstEnergy to the ESOP in early 2009 to purchase shares of FirstEnergy common stock for 2008 matching requirements. The contribution receivable in 2007 included in the Statement of Net Assets Available for Benefits represents funds provided by FirstEnergy to the ESOP in early 2008 to purchase shares of FirstEnergy common stock for 2007 matching requirements not otherwise provided under the leveraged portion of the ESOP.

PAYSOP
A component of the Plan consists of a qualified payroll-based tax credit employee stock ownership plan (PAYSOP) under Section 401(a) and Section 501(a) of the Code.

Under the Economic Recovery Tax Act of 1981, effective January 1, 1983, tax credits were based upon eligible employee compensation. The regulation permitted the Companies to contribute to the Plan a maximum of one-half of one percent of the aggregate compensation of eligible employees and claim a tax credit on its consolidated federal income tax return equal to that amount. The amounts allocated to eligible employees were based upon the proportion of their wages and salaries (to a maximum of $100,000) to the wages and salaries of all employees for the year. The Tax Reform Act of 1986 eliminated the PAYSOP tax credit with respect to compensation earned in 1987 or later years. As a result, the Companies have not contributed to the PAYSOP since the 1986 contribution except for the reimbursement of PAYSOP administrative expenses.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2008 and 2007

On November 8, 1997, pursuant to the Merger, shares of OE common stock held in the PAYSOP were converted into shares of FirstEnergy common stock on a one-for-one basis.

Dividends are payable quarterly to Participants and Participants have the option to reinvest dividends into the PAYSOP Fund. The market value of the common stock in the PAYSOP Fund was $4,216,472 as of December 31, 2008 and $6,265,903 as of December 31, 2007.

Participant Loan Fund
The Plan allows Participants to borrow from their before-tax, after-tax and rollover accounts. When loans are made, they are recorded as interfund transfers. The repayments of principal and interest are credited to the Participants' account balances within the respective funds. The employee repays the loan and all related interest through payroll deductions.

Participants may borrow up to 50% of their total account balance, excluding their Roth 401(k) balance, not exceeding $50,000 including loans outstanding and the highest unpaid loan balance over the previous 12 months. The interest rate charged is adjusted each quarter to the prime rate plus 1% based on the prime rate on approximately the 15th day of the last month of the preceding quarter.  Interest rates on outstanding loan balances as of December 31, 2008 range from 5.0% to 10.8%.  Participants may have up to two loans outstanding at one time. The minimum loan amount is $1,000 and must be repaid within 6 and 60 months. If the loan is for the purchase of a principal residence, the loan repayment period can be extended up to 30 years.

2.	Summary of Accounting Policies

The financial statements have been prepared on the accrual basis of accounting. Benefits are recorded when paid. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and accompanying notes. Actual results may differ from these estimates.

Investment income consists of interest and dividend income. The net appreciation (depreciation) in the fair value of investments consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments. Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported based on historical cost.

The fair value of the Funds is measured at the market value per share determined by the investment manager except for the FirstEnergy Common Stock Fund, the Duquesne Light Holdings, Inc. (DQE) Frozen Stock Fund, the Capital Preservation Fund and the Loan Fund. The market value of the FirstEnergy Common Stock Fund and the DQE Frozen Stock Fund is measured by the quoted market price. All shares held in the DQE Frozen Stock Fund were acquired by the purchaser of DQE during 2007 and the proceeds received by the Plan were invested in the Capital Preservation Fund for each participant based on each participant’s share of DQE common stock. The DQE Frozen Stock Fund was subsequently eliminated in 2007. See Note 11 for the methodology used to determine fair value for the Capital Preservation Fund and Note 1 for a description of the Participant Loan Fund.

As of January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements”, that establishes how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under GAAP. This Statement addresses the need for increased consistency and comparability in fair value measurements and for expanded disclosures about fair value measurements. The key changes from prior practice are: (1) the definition of fair value, which focuses on an exit price rather than entry price; (2) the methods used to measure fair value, such as the emphasis that fair value is a market-based rather than entity-specific measurement, and the inclusion of an adjustment for risk, restrictions and credit standing; and (3) the expanded disclosures about fair value measurements. (See Note 6.)

Expenses for the administration of the Plan are paid for by the Plan unless otherwise paid by the Companies.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2008 and 2007

3.	Plan Termination

Although the Companies have not expressed any intent to do so, the Companies reserve the right to discontinue or terminate the Plan at any time. If the Plan should be terminated, in whole or in part, Participants will be entitled to withdraw the full value of their accounts, to the extent allowed by law.

4.	Investments

The Plan’s investments as of December 31, 2008 and 2007 were maintained in investment funds and shares of FirstEnergy common stock.

The following presents the fair value of investments in the Plan as of December 31:

	2008	2007
Cash and cash equivalents	$7,558,298	$3,603,518
FirstEnergy common stock	424,838,864	600,215,984
Capital preservation investments	564,289,497	480,965,672
Domestic equity stocks	421,648,496	749,436,714
International equity stocks	120,037,805	223,863,448
Other equities	42,970,093	65,096,096
Balanced funds	213,311,302	307,522,567
Bonds	96,887,244	77,782,965
Participant loans	40,112,552	38,305,504
Total investments at fair value	$1,931,654,151	$2,546,792,468

The net investment income is as follows:	Year Ended	Year Ended
	December 31,	December 31,
	2008	2007

Dividends and interest income	$68,037,475	$130,095,336
Net appreciation (depreciation) in fair value of investments:
Bonds	(5,488,991)	2,168,483
Domestic stocks	(311,721,817)	(9,623,723)
International stocks	(99,007,058)	14,556,145
Balanced funds	(79,190,836)	194,036
FirstEnergy common stock	(202,907,429)	110,955,364
Net appreciation (depreciation)	(698,316,131)	118,250,305
Net investment income (loss)	$(630,278,656)	$248,345,641

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2008 and 2007

            The following presents the fair value of investments that represent 5% or more of the Plan’s net assets as of December 31:

	2008	2007

FirstEnergy Common Stock	$424,838,864	$600,215,984

Capital Preservation Fund	$564,289,497	$480,965,672

S&P 500 Index Fund	$207,290,895	$349,172,005

EuroPacific Growth Fund	$113,190,715	$222,090,473

5.	Non-Participant Directed Investments

Net assets available for benefits and changes in net assets available for benefits relating to non-participant directed investments of the Plan are as follows:

	December 31,	December 31,
	2008	2007

Assets:
FirstEnergy common stock*	$281,012,863	$401,599,611

Net assets available for benefits	$281,012,863	$401,599,611

Changes in net assets available for benefits:
Employer contributions	$48,569,928	$42,969,122
Interest and dividends	12,218,766	11,610,393
Net appreciation (depreciation) in fair value
of investments	(124,051,312)	71,677,376
Distributions to Participants	(12,021,742)	(15,100,535)
Intra-fund transfers, net	(44,868,395)	(69,067,412)
Loan transfer, net	(219,303)	(866,562)
ESOP interest expense/fees	(214,690)	(1,460,823)

Increase (decrease) in net assets available for benefits	$(120,586,748)	$39,761,559

* Net of ESOP loan of $5.3 million in 2007.

6.	Fair Value

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy defined by SFAS 157 are as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those where transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 assets include registered investment companies, common stocks and real estate investment trusts. Registered investment companies and common stocks are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year.  Real estate investment trusts market values are based on daily quotes available on public exchanges as with other publicly traded equity securities.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2008 and 2007

Level 2 – Pricing inputs are either directly or indirectly observable in the market as of the reporting date, other than quoted prices in active markets included in Level 1. Additionally, Level 2 includes those financial instruments that are valued using models or other valuation methodologies based on assumptions that are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Level 2 investments include common collective trusts, certain real estate investment trusts, and fixed income assets. Common collective trusts are composed of a non-benefit-responsive investment fund and fully benefit-responsive investment contracts. Investment in the non-benefit-responsive investment fund is valued based upon the quoted redemption value of units owned by the Plan at year end. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities. Common collective trusts are not available in an exchange and active market, however, the fair value is determined based on the underlying investments as traded in an exchange and active market. The fair value of the stable value fund is based on the underlying investments. This fund invests in a portfolio of high-quality short- and intermediate-term U.S. bonds, including U.S. government treasuries, corporate debt securities, and other high-credit-quality asset-backed securities. The fair value of the wrapper contracts is based on the wrap contract fees provided by the insurance companies and are included in the stable value fund category.

Level 3 – Pricing inputs include inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value. Participant loans are classified as level 3 investments and are valued at their outstanding balances, which approximate fair value.

As of December 31, 2008, the Plan’s investments measured at fair value were as follows:

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Assets
Common stock	$460,180,952	$-	$-	$460,180,952
Common / collective trusts	-	436,206,195	-	436,206,195
Registered investment companies	376,580,989	42,970,093	-	419,551,082
Stable value fund	-	571,847,795	-	571,847,795
Participant loans	-	-	40,112,552	40,112,552
Real estate investment trusts	3,755,575	-	-	3,755,575
Total assets	$840,517,516	$1,051,024,083	$40,112,552	$1,931,654,151

The following table provides a reconciliation of changes in the fair value of Participant Loans classified as Level 3 in the fair value hierarchy during 2008:

Participant Loans
Beginning balance	$38,305,504
Issuances and settlements (net)	1,807,048
Ending balance	$40,112,552

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2008 and 2007

7.	Contributions

Employer Contributions
The Companies pay a matching contribution of 50% on the first 6% of compensation contributed by an employee, except for certain former GPU unions. Certain former GPU union participants receive a match on the first 4% of eligible contributions. In addition, the Companies may designate a number of performance objectives and contribute for each objective achieved to a maximum of $0.50 on each $1.00 of the first 6% of compensation contributed by a participant. However, certain former GPU union participants receive no bonus match. The Companies' contributions are always invested in FirstEnergy common stock, except for those former GPU union participants that are matched in cash.

Through April 2008, the Companies' contributions have been pre-funded by the FirstEnergy common stock held by the ESOP Unallocated Fund. These shares of FirstEnergy common stock earn dividend income and are subject to unrealized appreciation and depreciation as the market value of the FirstEnergy common stock fluctuates. The dividend income served to pay the ESOP Loan and related interest, which resulted in the release of shares to the ESOP Allocated Fund as the Companies' matching contribution. To the extent dividend income was not sufficient to pay the ESOP Loan and interest, the Companies contributed cash, which is reflected as employer contributions in the Statements of Changes in Net Assets Available for Benefits. For further discussion, please see Note 1 above.

Effective January 1, 2006, the diversification rules were modified.  All company match, including bonus match, credited to participant accounts as of December 31, 2005, could be diversified.  Any subsequent company match had to be held for two years before it was eligible to be diversified.  The Pension Protection Act of 2006 required the Plan to be amended to provide that all company match be immediately eligible for diversification effective January 1, 2007.

Employee Contributions
Employees can invest between 1% and 75% (21% for employees represented by IBEW Local 777 and IBEW System Council U-3, 22% for employees represented by UWUA Local 180) of their salary in the Plan. Employee contributions may be made on a before-tax and/or after-tax basis. Under the before-tax option, deposits are deducted from current taxable income but are taxable when they are withdrawn from the Plan. The Economic Growth and Tax Relief Reconciliation Act of 2001 limited the maximum annual before-tax contribution to $15,500 for both 2008 and 2007. Participants who are at least 50 years of age may elect to defer an additional $5,000 annually in both 2008 and 2007. Prior to age 59-1/2, an active employee may withdraw before-tax deposits only under certain hardship conditions as defined in the Plan document.  Beginning in 2008, Plan Participants can elect to contribute to a Roth 401(k) as part of their Plan contributions.  These contributions are on an after-tax basis.

8.	Transfers to Other Plans

FirstEnergy sold York Haven Power Company in October 2007. The investments of those employees participating in the Plan were subsequently converted to the buyer’s plan and reflected as transfers to other plans in the Statements of Changes in Net Assets Available for Benefits.

9.	Tax Considerations

The Plan is exempt from federal, state and local income taxes. The Plan obtained its latest favorable determination letter on March 24, 2003, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended and restated since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. The federal, state and local income tax treatments of distributions from the Plan depend upon when they are made and their form. The withdrawal of the principal amount of a Participant's after-tax contribution is not, however, subject to tax. For tax years beginning after December 31, 1986, the Tax Reform Act of 1986 requires that an additional tax of 10% be applied to employee withdrawals from the Plan prior to death, disability, attainment of age 59-1/2, or under certain other limited circumstances.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2008 and 2007

In the case of withdrawal by a Participant employed by the Companies prior to the attainment of age 59-1/2, the excess of the value of the withdrawal over the total amount of the Participant's after-tax contributions, is taxable at ordinary income tax rates. The value of FirstEnergy’s common stock withdrawn is considered to be its fair value on the date it is withdrawn.

In the case of a distribution that qualifies as a lump-sum distribution upon a Participant's termination of employment with the Companies or after attaining the age of 59-1/2, only the excess of the value of the lump sum distribution over the amount of the Participant's after-tax contributions to the Plan (less withdrawals) is taxable at ordinary income tax rates. In determining the value of the lump-sum distribution, the FirstEnergy common stock distributed in-kind or in cash is measured at fair value on the date it is withdrawn.

10.	Party-In-Interest Transactions

Certain plan investments are shares of mutual funds managed by State Street Investments. State Street, a related company, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

11.	Guaranteed Investment Contracts

The Plan has an interest in fully benefit-responsive guaranteed investment contracts and synthetic guaranteed investment contracts (collectively, GICs) as part of the Capital Preservation Fund, which is part of the State Street Bank & Trust Company Stable Fixed Income Fund for Employee Benefit Trusts, a common collective trust. As Financial Accounting Standards Board Staff Position and American Institute of Certified Public Accountants Audit and Accounting Guide for Investments-1 and Statement of Position 94-4-1 provides, the investment contracts are generally measured at contract value rather than fair value, to the extent they are fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants transact with their investment in the Fund at contract value as determined by the insurers and banks. No valuation reserve in relation to the contract value is deemed necessary.

The fair value of the traditional GICs included in the Fund is calculated under the discounted cash flows method using the interpolated swap rate applicable for each cash flow’s pay date. The fair value of the synthetic GICs represents the total fair value of the underlying assets plus the wrap value, which is calculated by using the discounted cash flows of the difference between the current wrap fee in dollars and the market indication wrap fee in dollars.

Certain events limit the ability of the Plan to transact with the issuer at contract value. These events include closings (location, subsidiary, division), layoffs, Plan termination, bankruptcy or reorganization, corporate merger, early retirement incentive program, or similar events. The Plan Administrator does not believe any such events, of the magnitude that would limit the Plan’s ability to transact at contract value, are probable. The GICs do not permit the issuers to terminate the contracts at an amount other than contract value.

The average yields of the contracts were 3.00% and 2.96% for the years ended December 31, 2008 and 2007, respectively. The crediting interest rates as of December 31, 2008 and 2007 were 3.49% and 4.60%, respectively.  There are fixed crediting interest rates and variable crediting interest rates that reset on a monthly or quarterly basis. The investment contracts have no minimum credit rating.

State Street made cash infusions into the Capital Preservation Fund and other of their stable value clients’ portfolios on January 31, 2008, and October 30, 2008, due to the credit and liquidity events and market volatility of mid to late 2007, which continued through 2008. The Capital Preservation Fund received approximately $9 million and $18.7 million, respectively, of such infusions. This was undertaken to enhance the market to book value ratio.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2008 and 2007

12.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits and investment income per the financial statements to Form 5500:

	December 31,	December 31,
	2008	2007

Net assets available for benefits per the financial statements	$1,965,270,010	$2,581,476,860
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	(8,046,389)	(12,993,555)
Net assets available for benefits per Form 5500	$1,957,223,621	$2,568,483,305

Total investment income (loss) per financial statements	$(630,278,656)	$248,345,641
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	4,947,166	(9,164,392)
Investment income (loss) per Form 5500	$(625,331,490)	$239,181,249

FIRSTENERGY CORP. SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008
#34-1843785 Plan 002

(a)	(b)	(c)	(d)	(e)
		Description of investment,
		including maturity date,
	Identity of issue, borrower,	rate of interest, collateral,		Current
	lessor or similar party	par or maturity value	Cost	value

*	State Street STIF	Money market fund	**	$ 7,490,099

*	FirstEnergy Common Stock	FirstEnergy common stock	**	424,838,864

*	S&P 500 Index Fund	S&P 500 stocks	**	207,290,895

	Fidelity Puritan Fund	Balanced fund	**	48,939,067

	Selected American Fund	Large cap value stocks	**	42,947,749

	Mellon Russell MidCap Value Index Fund	Mid cap value stocks	**	39,165,862

	Artisan Mid Cap Fund	Mid cap growth stocks	**	30,053,785

	DFA Small Cap Value	Small cap value stocks	**	37,715,339

	BGI Russell 2000 Growth Fund	Small cap growth stocks	**	15,905,277

	PIMCO Total Return Fund	Bonds	**	96,887,244

	EuroPacific Growth Fund	International stocks	**	113,190,715

	BGI Retirement Fund	Blend of stocks, fixed income	**	12,796,775

	BGI 2010 Fund	Blend of stocks, fixed income	**	27,282,299

	BGI 2015 Fund	Blend of stocks, fixed income	**	37,941,927

	BGI 2020 Fund	Blend of stocks, fixed income	**	37,162,855

	BGI 2025 Fund	Blend of stocks, fixed income	**	27,003,580

	BGI 2030 Fund	Blend of stocks, fixed income	**	13,515,582

	BGI 2035 Fund	Blend of stocks, fixed income	**	3,754,118

	BGI 2040 Fund	Blend of stocks, fixed income	**	2,075,526

	BGI 2045 Fund	Blend of stocks, fixed income	**	1,313,274

	BGI 2050 Fund	Blend of stocks, fixed income	**	1,526,297

	Dodge & Cox International Fund	International stocks	**	6,847,090

	BGI Russell 1000 Growth Index Fund	Large cap growth	**	48,637,790

	Self Managed Fund	Equities, fixed income	**	42,970,093

*	Capital Preservation Fund	GICs, collateralized mortgage obligations	**	564,289,497

*	Participant Loans	Loans receivable with repayment
		interest of 5.0% to 10.8%	$ -	40,112,552

		Totals		$ 1,931,654,151

* Parties-in-interest
** Information is not required pursuant to Form 5500 instructions

EXHIBIT INDEX

FIRSTENERGY CORP. SAVINGS PLAN

Exhibit
Number

23         Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee, the administrator of the FirstEnergy Corp. Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRSTENERGY CORP.
SAVINGS PLAN

Dated: June 24, 2009

By	/s/ Ralph W. Smith
Ralph W. Smith
Chairperson
Savings Plan Committee